1. Name and Address of Reporting Person
   BAKER, ROBERT W.
   EL PASO CORPORATION
   1001 LOUISIANA STREET
   HOUSTON, TX 77002-
2. Date of Event Requiring Statement (Month/Day/Year)
   02/01/2003
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   EL PASO CORPORATION (EP)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   PRESIDENT, POWER
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                65860 <F1>             D
Common Stock                                6124                   I                401 (K)

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Option   (right to 12/12/1997 12/12/2006 Common Stock            12000     $22.9375   D
buy)
Stock Option   (right to 07/24/1999 07/24/2008 Common Stock            15000     $35.4063   D
buy)
Stock Option   (right to 10/25/2000 10/25/2009 Common Stock            50000     $42.125    D
buy)
Stock Option   (right to 08/13/2002 08/13/2011 Common Stock            40000     $46.275    D
buy)                     <F2>
Stock Option   (right to 08/01/2001 08/01/2010 Common Stock            16667     $49.4688   D
buy)                     <F3>
Stock Option   (right to 01/29/2002 01/29/2011 Common Stock            55000     $62.975    D
buy)                     <F3>
Stock Option   (right to 01/29/2002 01/29/2011 Common Stock            6375      $62.975    D
buy)

Explanation of Responses:

<F1>
Includes 1,015 shares held under the El Paso Corporation Employee Stock Purchase Plan.
<F2>
One half of this grant vests each year on the anniversary date of the grant.
<F3>
One third of this grant vests each year on the anniversary date of the grant.

SIGNATURE OF REPORTING PERSON
/s/ Alan Bishop (POA)

DATE
02/03/2003